Exhibit 99.1
FreeSeas Enters Into Shipbuilding Contracts
for Two Handysize Drybulk Vessels
Piraeus, Greece, September 14, 2010 — FreeSeas Inc. (NasdaqGM: FREE, FREEZ) (“FreeSeas” or the “Company”), a transporter of dry bulk cargoes through the ownership and operation of a fleet of seven Handysize vessels and two Handymax vessels, announced today that it has entered into shipbuilding contracts for the construction of two Handysize dry bulk vessels of approximately 33,600 dwt each for an aggregate purchase price of approximately $48.8 million. The vessels are scheduled for delivery in the second and third quarter of 2012.
The Company has secured, subject to customary legal documentation, commitments for pre-delivery and post-delivery debt financing up to an amount of $32.4 million from a leading international bank. The Company intends to use its balance sheet to pay the remainder of the purchase price.
Mr. Ion Varouxakis, Chairman and CEO of FreeSeas, stated, “Over the past year, FreeSeas has focused its efforts on generating cash flow and improving its financial position in preparation for an expansion of our fleet. We are excited to announce these orders, which, upon delivery of the vessels, will continue our strategic focus on renewing our fleet and expanding its carrying capacity, considerably lowering its average age, and at the same time decreasing its cash break-even. The favorable financing terms we have negotiated will allow us to achieve all those objectives without diluting our shareholders or undertaking unsustainable financial obligations. We have placed the orders with attractive payment terms at a first-class Chinese shipyard, reputed for delivering quality vessels on schedule. Using our extensive experience in the Handysize sector, we have negotiated high-specification standards vessels with highly optimized commercial characteristics. We continue steadfast in our belief in the fundamentals of the Handysize sector, including what we see to be growing demand and balanced fleet growth.”
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,’’ “intends,’’ “plans,’’ “believes,’’ “anticipates,’’ “hopes,’’ “estimates,’’ and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company	Investor Relations
FreeSeas Inc.	The Equity Group
Alexandros Mylonas, Chief Financial Officer	Adam Prior, Vice President
011-30-210-45-28-770	212-836-9606
Fax: 011-30-210-429-10-10	aprior@equityny.com
info@freeseas.gr	www.theequitygroup.com
www.freeseas.gr